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August 26, 2009
WGC Vodcast “Gold As A Tactical Inflation Hedge And Long-Term Strategic Asset” Transcript and Power Point Presentation posted on www.spdrgoldshares.com
WGC Vodcast transcription:
Slide 1: Welcome to the World Gold Council’s Vodcast examining the role that gold can play both as a tactical hedge against inflation and as a long-term or strategic asset, even in a low to medium inflation environment. The findings are based on a new WGC research paper, entitled “Gold as a Tactical Inflation Hedge and Long-term strategic asset,” a full copy of the report can be downloaded from the research section of WGC’s website, at www.gold.org.
Slide 3: Begin by explaining the rationale and motivation for this research note.
We will then examine gold’s historical relationship with inflation. After which we will look at how gold compares to other traditional inflation hedges as a strategic or long-term asset.
In order to do this we will compare each asset on three basis; real returns, volatility and correlation with other mainstream financial assets. We will then combine all three investment traits, using a portfolio optimizer to see which of the traditional inflation hedges has best enhanced the risk-adjusted returns of a typical US investor in a low to medium inflation environment.
Slide 4: 2009 has seen a growing number of investors express concern over the prospect of a resurgence in inflation. Their fears emanate aggressive policy responses that have been put in place around the world to deal with the financial crisis, alongside tentative signs that the worst of the recession might be behind us.
The Fed for its part lowered interest rates from 5.25% in mid-2007 to effectively zero and instigating an unprecedented quantitative easing (QE) program, Since the beginning of the financial crisis in August 2007 through to the end of May 2009, the Fed expanded its balance sheet from US $869 billion to over US$2 trillion.
Slide 5: These actions have been echoed around the globe. The Bank of England, Bank of Japan, Swiss National Bank and even the notoriously cautious European Central Bank have all cut interest rates sharply and embraced QE in one way or another.
But with signs that the worst of the global recession might be behind us, investors are growing concerned about Central Banks’ exit strategies.
Might those banks leave interest rates too low for too long? They will be keen to avoid the criticisms levied at the Japanese authorities in the 1990s, who were widely blamed for not doing enough to stave off deflation and reversing some of their policy actions too quickly. But central banks are walking a fine line. Pumping too much money into the world economy for too long, risks making today’s solution into tomorrow’s problem: a sharp rise in inflation.
Slide 6: If inflation is on the horizon it raises important questions for portfolio managers, as traditional assets like fixed-income bonds and equities are not known for their outperformance during high-inflation years. Investors instead tend to flock to “real” assets or assets that are specifically designed to track inflation. The four most commonly purchased inflation hedges are arguably: gold, commodities in general, real estate and inflation-linked bonds.

A cursory glance at gold’s performance in the years since 1972, before which time the price of gold was fixed, shows an intuitive relationship between changes in the gold price and changes in the US consumer price index, peaks in the gold price tend to lead peaks in the CPI.
Slide 7: Gold’s historical relationship with inflation can also be illustrated by contrasting the performance of the gold price during high inflation years with its performance in moderate and low inflation periods. Between 1974 and 2008, there were 8 years when US inflation was high — which for the purposes of our paper, we define as an inflation rate of 5% or over — there were 21 years where US inflation was moderate — defined as an inflation rate of between 2% and 4.9% and 6 years where inflation was low or below 2%. In the low and moderate inflation years gold posted only mildly positive real returns, but in the high inflation years gold rose by an average of 14.9% in real terms.
Nonetheless, some investors may be reluctant to add an inflation hedge to their portfolio at this stage. After all, annual inflation is currently in negative territory and there are equally compelling reasons for inflation to remain low, not least the high levels of indebtedness that still exist in the household sector.
This leads us to ask whether any of the traditional inflation hedges can demonstrably enhance investors’ risk-adjusted returns, even in a low to medium inflation environment.
Slide 8: We examine gold’s performance versus the Goldman-Sachs commodities index, Bloomberg’s Real Estate Investment Trust index and Treasury Inflation-Protected Securities, we compare each asset on the basis of real returns, volatility and in their correlation to other mainstream financial assets.
The lack of a uniform start date for each of the time series meant we had to conduct the analysis over three distinct periods: 1974-2009, 1993-2009 and 1997-2009, however in many ways this was desirable as it helped to reduce any period dependency bias within the results.
Slide 9: We chose the starting date of 1974 for gold and commodities in general. A longer time series was available for both assets, but prior to this date, movements in the gold price were constrained by the existence of a two-tier market in gold that followed the United States closure of the gold window. It was not until November of that year that the two-tier system was finally abandoned. The inclusion of data prior to 1974 would, therefore, have distorted gold’s return assumptions. Bloomberg REITS data became available in 1993 and the first TIPS were issued in 1997.
In the first period, between January 1974 and May 2009, the annualized real return in the gold price was 2.0% while the annualized real return in the S&P GSCI was 2.8%. Over the second period, gold posted an annualized real return of 3.6%, while the S&P GSCI rose by 2.1%. REITs were the worst performer, declining by an annualized 2.1% in real terms. In the final period, between March 1997 and May 2009, gold was the best performer, rising by an annualized 5.9% in real terms compared with a 0.2% increase in the S&P GSCI, a 3.8% decline in BB REITs and a 3.7% increase in TIPS.

Not surprisingly, TIPS showed the lowest volatility since inception—6.2% between March 1997 and May 2009. However, gold consistently delivered a lower average volatility throughout the three periods relative to the S&P GSCI and BB REITs. In the periods from 1993 and 1997 to date, gold’s volatility was significantly lower; about 30% less than the others.
Slide 10: Of the four potential inflation hedges, gold proved to be the most effective portfolio diversifier against the assets held by a typical US investor, although the S&P GSCI came a very close second. In the first period, neither gold nor the S&P GSCI showed a statistically significant correlation with any of the major asset classes that were available from 1974 onwards, mainly US Treasury bonds, global corporate bonds, the MSCI US Index and the MSCI World index, excluding the US.
Slide 11: For the second and third periods we included the additional assets that had become common in US investors’ portfolios by that time; namely, emerging market bonds, high yield bonds, and emerging market equities.
The most noteworthy outcome from the second period was the poor performance of BB REITs as a diversifier. The index exhibited a correlation of over 0.4% with each of the equity indices (MSCI EM, MSCI World ex US Index and MSCI US), as well as strong relationship with high yield bonds. Gold had the lowest correlation, an average of 0.14% with the other assets, while the S&P GSCI had an average correlation of 0.2.
Slide 12: In the final period, when we introduced TIPS, they not surprisingly exhibited the strongest of any correlations, almost 0.7% with Treasuries and corporate bonds. But it was BB REITs that once again proved the worst diversifier, exhibiting an average correlation of 0.4% with the other assets, compared with 0.3% for TIPS. Gold and the S&P GSCI both showed an average correlation of 0.17 with the other assets. In summary, gold proved a far superior diversifier to either TIPS or BB REITs, but only a marginally better diversifier than the S&P GSCI.
Slide 13: We then analyzed each inflation hedge in the context of portfolio optimization. We used the historical performance of US Treasury bonds, global corporate bonds, the MSCI US Index and the MSCI World index ex US Index, as a benchmark for an investor’s portfolio. Then, using the Resampled Efficiency Optimization developed by Michaud and Michaud, we examined the expected efficient frontier produced by those four ‘basic’ assets. Subsequently, gold was added to the mix and the frontier was recomputed. Then gold was removed and replaced by the S&P GSCI to produce a third efficient frontier. The study went on, when data permitted, to look at the impact of including REITs and TIPS.
In two of the three historical scenarios, gold proved more effective than commodities, real estate and TIPS at achieving both the maximum reward-risk portfolio and the minimum-variance portfolio. The required allocation to gold in the portfolio mix to attain the minimum variance ranged from 4.0 to 6.3%, while the allocation required to achieve the maximum reward-risk ranged from 7.0% to 9.9%. But because historical returns may not be enough to assess the effectiveness of the proposed inflation hedges, we conducted a portfolio optimization based on projected returns combined with historical estimates for the covariance structure.
In this optimization we used conservative real return projections for the four inflation-hedge assets to construct a baseline scenario for low- to medium inflation.

Namely, we assumed 2.0% real returns for gold, commodities and REITs and 4% for TIPS.
Slide 14: As seen on this chart, in the projected scenario, gold once again proved the asset more likely to help investors achieve the maximum reward-risk portfolio, based on a 6.9% allocation to gold. TIPS came a close second and the S&P GSCI somewhat behind.
Slide 15: Including TIPS produced the minimum variance portfolio by switching out of Treasuries, but the risk-return structure was not as appealing, this is because TIPS are highly and positively correlated with Treasuries and corporate bonds and therefore do not offer the same diversification benefits as either gold or commodities. In other words, an investor needs to sacrifice more return to achieve that lower variance with TIPS than they would with gold.
Slide 16: Lastly, we ran a portfolio optimization for the case of an investor who already has an allocation to TIPS. We found that adding gold to such a portfolio is still beneficial, as the investor would take advantage of the diversification properties of gold to obtain lower potential variance and higher reward per unit of risk. The optimal allocation to gold in this case varies from 7.6% to 3.5% in the minimum variance and maximum reward/risk portfolio, respectively.
Slide 17: To summarize, in two of the three historical scenarios, gold proved more effective than commodities, real estate and TIPS, in achieving both the maximum reward-risk and the minimum-variance portfolio. The required allocation to gold in the portfolio mix to attain minimum variance ranged from 4.0 to 6.3%, while the allocation required to achieve the maximum reward-risk ranged from 7-9.9%
A 6.9% allocation to gold produced the highest risk-reward portfolio in the forecast scenario, while an allocation to TIPS produced the lowest minimum variance portfolio. We also found a strategic case for gold in the portfolio of an investor that already hold TIPS due to the addition or diversification benefits gold brings to a portfolio.
Thus, including gold in a portfolio can help to enhance risk adjusted returns, even in a low to medium inflation environment. Due principally to the benefits of diversification, yet at the same time it can give an investor the peace of mind that they have an asset in their portfolio that history suggests should perform well if inflation does accelerate.
For more information on SPDR gold shares, please visit www.spdrgoldshares.com.

"GOLD AS A TACTICAL INFLATION HEDGE AND LONG-TERM STRATEGIC ASSET" WGC Vodcast, August 2009

Disclaimer The information and opinions contained in this presentation have been obtained from sources believed to be reliable, but no representation or warranty, express or implied, is made that such information is accurate or complete and it should not be relied upon as such. This presentation does not purport to make any recommendation or provide investment advice to the effect that any gold related transaction is appropriate for all investment objectives, financial situations or particular needs. Prior to making any investment decisions investors should seek advice from their advisers on whether any part of this presentation is appropriate to their specific circumstances. This presentation is not, and should not be construed as, an offer or solicitation to buy or sell gold or any gold related products. Expressions of opinion are those of the World Gold Council only and are subject to change without notice. 2

Presentation outline 3 Introduction. Gold as a tactical inflation hedge. Gold as a strategic asset versus other traditional inflation hedges. Real returns, volatility, correlation and portfolio optimization. Conclusion.

US balance sheet has reached record highs 4 Source: Federal Reserve

Looming inflation? The Bank of England, Bank of Japan, Swiss National Bank and even the notoriously cautious European Central Bank have all embraced QE in one way or another. But investors are growing concerned about the exit strategy. Might central banks leave interest rates too low for too long? Pumping too much money into the world economy for too long risks making today's solution into tomorrow's problem: a sharp rise in inflation. 5

Gold and CPI trend together when inflation rises 6 Source: Bloomberg, WGC

Gold tends to outperform in high inflation years 7 Source: Bloomberg, WGC

Brief description of the data 8 Gold spot price at 5PM in New York. S&P Goldman Sachs Commodity Index (GSCI). Bloomberg Real Estate Investment Trust Index (BB REITs) Barclay's Treasury Inflation-Protected Securities Index (TIPS) Three time periods: Jan 1974 to May 2009 Dec 1993 to May 2009 Mar 1997 to May 2009

Real returns and volatility 9 Annualized Real Returns (%) Annualized Real Returns (%) Annualized Real Returns (%) Period Gold GSCI REITs US TIPS Jan 1974 - May 2009 2.0 2.8 Dec 1993 - May 2009 3.6 2.1 -2.1 Mar 1997 - May 2009 5.9 -0.2 -3.8 3.7 Annualized Volatility (%)* Annualized Volatility (%)* Period Gold GSCI REITs US TIPS Jan 1974 - May 2009 19.5 20.1 Dec 1993 - May 2009 14.7 23.0 21.4 Mar 1997 - May 2009 16.0 25.0 23.4 6.1 *Annualized volatility computed using monthly real returns over the corresponding period. *Annualized volatility computed using monthly real returns over the corresponding period. *Annualized volatility computed using monthly real returns over the corresponding period. *Annualized volatility computed using monthly real returns over the corresponding period. *Annualized volatility computed using monthly real returns over the corresponding period. Source: World Gold Council

Historic gold correlations are lower than GSCI 10 Source: Bloomberg, Barclay's, WGC calculations

Gold has much lower avg. correlations than REITs 11 Source: Bloomberg, Barclay's, WGC calculations

Gold proved to be a better diversifier (with GSCI) 12 Source: Bloomberg, Barclay's, WGC calculations

Historic allocation estimates and projected scenario 13 Maximum reward-risk minimum-variance portfolio Maximum reward-risk minimum-variance portfolio Maximum reward-risk minimum-variance portfolio Maximum reward-risk minimum-variance portfolio Period Asset Required Allocation required to achieve maximum reward-risk portfolio (%) Allocation required to achieve minimum-variance portfolio (%) Jan 1974-May 2009 GSCI 6.9 9.4 Dec 1993-May 2009 Gold 7.0 6.3 Mar 1997-May 2009 Gold 9.9 4.0 Annualized market forecasts Annualized market forecasts Annualized market forecasts Asset Real return (%) projection Std Dev (%) Jan '90-Jun '08 Information ratio* MSCI US 8.00 13.9 0.576 MSCI ex-US 8.00 14.7 0.544 US Treasuries 4.50 5.0 0.900 Corporates 4.75 5.4 0.880 TIPS 4.00 4.9 0.816 Gold 2.00 13.0 0.154 GSCI 2.00 18.8 0.106 REITS 2.00 14.3 0.140 * Defined as return divided by standard deviation * Defined as return divided by standard deviation

Gold helps investors achieve max reward-risk 14 Source: World Gold Council

Gold produced the maximum reward per unit of risk 15 Annualized Market Forecasts Annualized Market Forecasts Asset TIPS Min Var* Gold Min Var* Max Reward/Risk** MSCI US 6.20% 8.10% 10.40% MSCI ex-US 6.10% 3.80% 8.90% US Treasuries 38.50% 73.00% 64.50% Corporates 1.00% 4.80% 9.30% Gold -- 10.30% 6.90% TIPS 48.10% -- -- Portfolio Return 4.60% 4.70% 5.10% Portfolio Volatility 4.30% 4.40% 4.60% Information Ratio*** 1.05 1.07 1.11 * Portfolio mix that achives the minimum expected volatility ** Portfolio mix that gives the maximum expected return per unit of risk ** Portfolio mix that gives the maximum expected return per unit of risk ** Portfolio mix that gives the maximum expected return per unit of risk *** Portfolio return divided by portfolio volatility *** Portfolio return divided by portfolio volatility

Gold is attractive for investors who own TIPS 16 Source: World Gold Council

Conclusions 17 In two of the three historical periods, adding gold to a basic portfolio helped to achieve both the minimum variance (4- to 6.3% allocation) and maximum reward per unit of risk (7- to 9.9% allocation) portfolios A 6.9% allocation to gold produced the highest reward-risk portfolio in the projected scenario Investors who already hold TIPS still benefit by adding gold (3.5% for minimum variance, 7.6% for maximum reward-risk)

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